Free Writing Prospectus VanEck Merk Gold Trust 2021-11-04 VanEck Merk Gold Trust (OUNZ) - Responsible Sourcing (Blog) 0001546652 Pursuant to 433/164 333-238022

VANECK® MERK® GOLD TRUST (OUNZ)

THE GOLD ETF THAT DELIVERS

OUNZ holds "responsibly sourced" Gold

VanEck Merk® Gold Trust (OUNZ) is the first exchange traded gold fund in the U.S. to have achieved 100% responsibly sourced gold in its holdings.

Axel Merk
Merk Investments LLC, Sponsor of the VanEck Merk Gold Trust

November 2, 2021

In another industry first, based on our analysis, VanEck Merk® Gold Trust (OUNZ) is the first exchange traded gold fund in the U.S. to have achieved 100% "responsibly sourced" gold in its holdings.[1] We highlight OUNZ's responsibly sourced gold holdings to broaden gold's appeal to investors with sustainability criteria.

What Does It Mean to Hold Responsibly Sourced Gold?
The gold bars held by OUNZ are so-called "London Bars". These are the large gold bars institutions and central banks use to trade and store gold. London Bars are subject to rules set by the London Bullion Market Association (LBMA).

In 2012, the LBMA introduced its Responsible Sourcing Program. The program "follows the five-step due diligence framework set out in the OECD Guidance and requires Good Delivery refiners to demonstrate their efforts to combat money laundering, terrorist financing and human rights abuses, and respect the environment globally."

OUNZ is the first U.S.-listed exchange traded gold product to publish a bar list holding only London Bars refined in 2012 or later.

Does This Mean Any Gold Before 2012 Wasn't Responsibly Sourced?
Not necessarily. Miners and refiners had been subject to their own set of rules and regulations. The Responsible Sourcing Program was introduced, in part, to provide streamlined standards. It's also worth noting that it is a continuous improvement program, with new standards incorporated as the program evolves.

Does This Mean All Gold Refined After 2012 Is Sourced Responsibly?
It means all gold introduced to the LBMA is subject to the LBMA Responsible Sourcing Program. Keep in mind that old London Bars are at times sent back to refineries. As such, a London Bar refined today may include gold that was first mined before 2012.

How Does This Impact Investors?
OUNZ's goal is to provide investors with a convenient and cost-efficient way to buy and hold gold through an exchange traded product with the option to take physical delivery of gold. At times, when gold is delivered to OUNZ in exchange for shares, only gold bars refined before 2012 may be available. OUNZ will accept those gold bars and may swap them for newer bars as they become available.

Long before the sustainability was a consideration for many investors, many gold miners had been responsible in terms of how they treat the environment and how they support the communities in which they operate. The Responsible Sourcing Program helps formalize and audit best practices with regards to both mining and money laundering. By holding responsibly sourced gold in OUNZ, we hope sustainability-conscious investors will consider whether gold may help diversify their portfolios.

(1) Some exchange listed gold products do not list the year in which their gold bars have been refined; in our analysis, OUNZ is the first U.S.-listed exchange traded gold product to publish a bar list holding only London Bars refined in 2012 or later.

DISCLOSURES

The material must be preceded or accompanied by a prospectus. Before investing you should carefully consider the VanEck Merk Gold Trust's (the "Trust") investment objectives, risks, charges and expenses. Please read the prospectus carefully

before investing.

Investing involves risk, including possible loss of principal. The Trust is not an investment company registered under the Investment Company Act of 1940 or a commodity pool for the purposes of the Commodity Exchange Act. Shares of the Trust are not subject to the same regulatory requirements as mutual funds. Because shares of the Trust are intended to reflect the price of the gold held in the Trust, the market price of the shares is subject to fluctuations similar to those affecting gold prices. Additionally, shares of the Trust are bought and sold at market price, not at net asset value ("NAV"). Brokerage commissions will reduce returns.

The request for redemption of shares for gold is subject to a number of risks including but not limited to the potential for the price of gold to decline during the time between the submission of the request and delivery. Delivery may take a considerable amount of time depending on your location.
Commodities and commodity-index linked securities may be affected by changes in overall market movements and other factors such as weather, disease, embargoes, or political and regulatory developments, as well as trading activity of speculators and arbitrageurs in the underlying commodities.
Trust shares trade like stocks, are subject to investment risk and will fluctuate in market value. The value of Trust shares relates directly to the value of the gold held by the Trust (less its expenses), and fluctuations in the price of gold could materially and adversely affect an investment in the shares. The price received upon the sale of the shares, which trade at market price, may be more or less than the value of the gold represented by them. The Trust does not generate any income, and as the Trust regularly issues shares to pay for the Sponsor's ongoing expenses, the amount of gold represented by each Share will decline over time. Investing involves risk, and you could lose money on an investment in the Trust. For a more complete discussion of the risk factors relative to the Trust, carefully read the prospectus.

Diversification does not assure a profit or protect against loss.

The sponsor of the Trust is Merk Investments LLC (the "Sponsor"). VanEck and Foreside Fund Services, LLC, provide marketing services to the Trust.

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The material must be preceded or accompanied by a prospectus. Before investing you should carefully consider the VanEck Merk Gold Trust's ("Trust") investment objectives, risks, charges and expenses.

Investing involves risk, including possible loss of principal. The Trust is not an investment company registered under the Investment Company Act of 1940 or a commodity pool for the purposes of the Commodity Exchange Act. Shares of the Trust are not subject to the same regulatory requirements as mutual funds. Because shares of the Trust are intended to reflect the price of the gold held in the Trust, the market price of the shares is subject to fluctuations similar to those affecting gold prices. Additionally, shares of the Trust are bought and sold at market price, not at net asset value ("NAV"). Brokerage commissions will reduce returns.

The request for redemption of shares for gold is subject to a number of risks including but not limited to the potential for the price of gold to decline during the time between the submission of the request and delivery. Delivery may take a considerable amount of time depending on your location.

Commodities and commodity-index linked securities may be affected by changes in overall market movements and other factors such as weather, disease, embargoes, or political and regulatory developments, as well as trading activity of speculators and arbitrageurs in the underlying commodities.

Trust shares trade like stocks, are subject to investment risk and will fluctuate in market value. The value of Trust shares relates directly to the value of the gold held by the Trust (less its expenses), and fluctuations in the price of gold could materially and adversely affect an investment in the shares. The price received upon the sale of the shares, which trade at market price, may be more or less than the value of the gold represented by them. The Trust does not generate any income, and as the Trust regularly issues shares to pay for the Sponsor's ongoing expenses, the amount of gold represented by each Share will decline over time. Investing involves risk, and you could lose money on an investment in the Trust. **For a more complete discussion of the risk factors relative to the Trust, carefully read the prospectus.**

This content is published in the United States for residents of specified countries. Investors are subject to securities and tax regulations within their applicable jurisdictions that are not addressed on this content. Nothing in this content should be considered a solicitation to buy or an offer to sell shares of any investment in any jurisdiction where the offer or solicitation would be unlawful under the securities laws of such jurisdiction, nor is it intended as investment, tax, financial, or legal advice. Investors should seek such professional advice for their particular situation and jurisdiction.

The sponsor of the Trust is Merk Investments LLC (the "Sponsor"). VanEck and Foreside Fund Services, LLC, provide marketing services to the Trust.